SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

1.	Prana Biotechnology Announces Management Change

Item 1

Prana Biotechnology Announces Management Change

Melbourne, Australia - June 16, 2005 - Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT) today announced that Dr. Jonas Alsenas has stepped down as CEO and as a Director of the Company effective immediately. Dr. Alsenas, who was appointed CEO in August 2004 and served as a director of the Company prior to his appointment, has left the company to pursue other opportunities.

A search is underway for a successor. In the meantime, Geoffrey Kempler is re-assuming the joint positions of Executive Chairman and CEO.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne, the Massachusetts General Hospital (a teaching hospital of Harvard Medical School), and the Mental Health Research Institute of Victoria (Australia), discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:

Investor Relations	Media Relations
Kathy Price	Ivette Almeida
T: 212-983-1702 ext. 212	T: 212-983-1702 ext. 209
E: kprice@annemcbride.com	E: ivette.almeida@annemcbride.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: June 16, 2005